Teva to Present Data From 18 Abstracts in Tardive Dyskinesia and Huntington Disease at The
21st International Congress of Parkinson’s Disease and Movement Disorders

Presentations include data for deutetrabenazine and pridopidine

Jerusalem, June 1, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced data for deutetrabenazine tablets for the treatment of tardive dyskinesia (TD) and chorea associated with Huntington disease (HD), and pridopidine for the treatment HD will be presented in 18 poster presentations at the 21st International Congress of Parkinson’s Disease and Movement Disorders in Vancouver, BC, Canada from June 4-8.

“Teva has an extensive CNS franchise in movement disorders and neurodegenerative conditions, and we are pleased to share these important data in tardive dyskinesia and Huntington disease with worldwide experts in movement disorders. We look forward to being a part of research advancements in the field,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “The broad range of data to be presented at the meeting underscores our commitment to develop meaningful therapeutic options for patients.”

The full set of Teva-sponsored data to be presented includes:

Deutetrabenazine in Tardive Dyskinesia

[ABSTRACT 414] Addressing Involuntary Movements in Tardive Dyskinesia (AIM-TD): Efficacy, Safety and Tolerability of Fixed-Dose Deutetrabenazine for the Treatment of Tardive Dyskinesia (Poster Session June 6; 1:45pm-3:15pm) K.E. Anderson, M.D., D. Stamler M.D., M.D. Davis, Ph.D., S.A. Factor, DO, R.A. Hauser, M.D., MBA, J. Isojarvi M.D., Ph.D., J. Jimenez-Shahed M.D., W.G. Ondo, M.D., H.H. Fernandez, M.D.
[ABSTRACT 410] Addressing Involuntary Movements in Tardive Dyskinesia (AIM-TD): Improvements in Clinical Global Impression of Change (CGIC) with Deutetrabenazine Treatment in Tardive Dyskinesia (TD) (Poster Session June 6; 1:45pm-3:15pm) J. Jimenez-Shahed, M.D., H.H. Fernandez, M.D., R.A. Hauser, M.D., MBA, M.D. Davis, Ph.D., S.A. Factor, DO, J. Isojarvi, M.D., Ph.D., W.G. Ondo, M.D., D. Stamler, M.D., K.E. Anderson, M.D.
[ABSTRACT 409] Deutetrabenazine is Associated with an Improvement in Involuntary Movements in Patients With Tardive Dyskinesia as Seen by the High Proportion of Responders to Deutetrabenazine Treatment in the AIM-TD Study (Poster Session June 6; 1:45pm-3:15pm) J. Jimenez-Shahed, M.D., H.H. Fernandez, M.D., D. Stamler, M.D., M.D. Davis, Ph.D., S.A. Factor, DO, R.A. Hauser, M.D., MBA, J. Isojarvi, M.D., Ph.D., W.G. Ondo, M.D., K.E. Anderson, M.D.
[ABSTRACT 406] Deutetrabenazine Treatment Response by Concomitant Dopamine-Receptor Antagonists in the Phase III, Randomized, Double-Blind, Placebo-Controlled AIM-TD Trial in Tardive Dyskinesia (Poster Session June 6; 1:45pm-3:15pm) J. Jimenez-Shahed, M.D., H.H. Fernandez, M.D., D. Stamler, M.D., M.D. Davis, Ph.D., S.A. Factor, DO, R.A. Hauser, M.D., MBA, J. Isojarvi, M.D., Ph.D., W.G. Ondo, M.D., K.E. Anderson, M.D.
[ABSTRACT 397] Effect of Deutetrabenazine on QTcF Interval in the AIM-TD Study: a 12-Week, Phase III, Randomized, Double-Blind, Placebo-Controlled Study (Poster Session June 6; 1:45pm-3:15pm) K.E. Anderson, M.D., D. Stamler, M.D., M.D. Davis, Ph.D., S.A., Factor, DO, R.A. Hauser, M.D., MBA, J. Isojarvi, M.D., Ph.D., L.F. Jarskog, M.D., J. Jimenez-Shahed, M.D., R. Kumar, M.D., FRCPC, S. Ochudlo, M.D., Ph.D., W.G. Ondo, M.D., H.H. Fernandez, M.D.
[ABSTRACT 403] Effect of Deutetrabenazine on Quality of Life in Patients With Tardive Dyskinesia in AIM-TD, a 12-Week Double-Blind, Placebo-Controlled Study (Poster Session June 6; 1:45pm-3:15pm) S.A., Factor, DO, K.E. Anderson, M.D., D. Stamler, M.D., M.D. Davis, Ph.D., R.A. Hauser, M.D., MBA, J. Isojarvi, M.D., Ph.D., L.F. Jarskog, M.D., J. Jimenez-Shahed, M.D., R. Kumar, M.D., FRCPC, S. Ochudlo, M.D., Ph.D., W.G. Ondo, M.D., H.H. Fernandez, M.D.
[ABSTRACT 404] Improvements in Clinical Global Impression of Change With Deutetrabenazine Treatment in Tardive Dyskinesia From the ARM-TD and AIM-TD Studies (Poster Session June 6; 1:45pm-3:15pm) H.H. Fernandez, M.D., D. Stamler, M.D., M.D. Davis, Ph.D., S.A. Factor, DO, R.A. Hauser, M.D., MBA, J. Isojarvi, M.D., Ph.D., L.F. Jarskog, M.D., J. Jimenez-Shahed, M.D., R. Kumar, M.D., FRCPC, S. Ochudlo, M.D., Ph.D., W.G. Ondo, M.D., K.E. Anderson, M.D.
[ABSTRACT 407] Evaluation of Patient-Reported Outcomes in Tardive Dyskinesia Patients with Underlying Psychotic and Mood Disorders in the ARM-TD and AIM-TD Trials (Poster Session June 6; 1:45pm-3:15pm) H.H. Fernandez, M.D., D. Stamler, M.D., M.D. Davis, Ph.D., S.A. Factor, DO, R.A. Hauser, M.D., MBA, J. Isojarvi, M.D., Ph.D., L.F. Jarskog, M.D., J. Jimenez-Shahed, M.D., R. Kumar, M.D., FRCPC, S. Ochudlo, M.D., Ph.D., W.G. Ondo, M.D., K.E. Anderson, M.D.
[ABSTRACT 412] The Effect of Deutetrabenazine by Body Region Score of the Abnormal Involuntary Movement Scale in Tardive Dyskinesia: ARM-TD and AIM-TD Studies (Poster Session June 6; 1:45pm-3:15pm) H.H. Fernandez, M.D., D. Stamler, M.D., M.D. Davis, Ph.D., S.A. Factor, DO, R.A. Hauser, M.D., MBA, J. Isojarvi, M.D., Ph.D., L.F. Jarskog, M.D., J. Jimenez-Shahed, M.D., R. Kumar, M.D., FRCPC, S. Ochudlo, M.D., Ph.D., W.G. Ondo, M.D., K.E. Anderson, M.D.
[ABSTRACT 402] Long-Term Safety of Deutetrabenazine for the Treatment of Tardive Dyskinesia: Results From an Open-Label, Long-Term Study (Poster Session June 6; 1:45pm-3:15pm) K.E. Anderson, M.D., D. Stamler M.D., M.D. Davis, Ph.D., S.A. Factor, DO, R.A. Hauser, M.D., MBA, J. Isojarvi M.D., Ph.D., J. Jimenez-Shahed M.D., R. Kumar, M.D., FRCPC, S. Ochudlo, M.D., Ph.D., W.G. Ondo, M.D., H.H. Fernandez, M.D.

Deutetrabenazine in Chorea Associated with Huntington Disease

[ABSTRACT 468] The Long-Term Safety of Deutetrabenazine for Chorea in Huntington Disease: Updated Safety Results from the ARC-HD Trial (Poster Session June 6; 1:45pm-3:15pm) S. Frank, M.D., C. Vaughan, M.D., M.H.S., D. Stamler, M.D., D. Oakes, Ph.D., M. Davis, Ph.D., S. Eberly, M.S., E. Kayson, M.S., R.N.C., J. Whaley, J. Goldstein, B.S., C. Testa, M.D., Ph.D.

Health Economics and Outcomes Research (HEOR)

[ABSTRACT 413] Healthcare Utilization and Costs for Patients With Tardive Dyskinesia (Poster Session June 6; 1:45pm-3:15pm) B. Carroll, PharmD, T. Park, PharmD, D. Irwin, Ph.D., MSPH, S. Gandhi, Ph.D.
[ABSTRACT 411] Estimation of Tardive Dyskinesia Incidence and Prevalence in the United States (Poster Session June 6; 1:45pm-3:15pm) A. Dhir, T. Schilling, M.D., V. Abler, DO, R. Potluri, B. Carroll, PharmD
[ABSTRACT 488] Demographic and Clinical Characteristics and Tetrabenazine (TBZ) Persistence in Patients With Huntington Disease (HD)-Associated Chorea (Poster Session June 6; 1:45pm-3:15pm) V.W. Sung, M.D., R. Iyer, Ph.D., MBA, S. Gandhi, Ph.D., V. Abler, DO, B. Davis, D.E. Irwin, Ph.D., MSPH, K.E. Anderson, M.D.
[ABSTRACT 486] A Descriptive Analysis of a Real-World Population With Huntington Disease-Associated Chorea (HDAC) Treated With Tetrabenazine: Findings From An Electronic Medical Records (EMR) Database (Poster Session June 6; 1:45pm-3:15pm) R. Iyer, Ph.D., MBA, D. Aleyras, Ph.D., S. Gandhi, Ph.D., T. Schilling, M.D., V. Abler, DO, F. Cao, K.L. Johnson, K.E. Anderson, M.D.

Pridopidine

[ABSTRACT 489] Efficacy, Safety, and Tolerability of Pridopidine in Huntington Disease (HD): Results From the Phase II Dose-Ranging Study, Pride-HD (Poster Session June 6; 1:45pm-3:15pm) R. Reilmann, M.D., Ph.D., A. McGarry, M.D., G. Bernhard Landwehrmeyer, M.D., F.R.C.P, K. Keiburtz, M.D., M.P.H., I. Grachev, M.D., Ph.D., E. Eyal, M.Sc., J. Savola, M.D., Ph.D., B. Borowsky, Ph.D., S. Papapetropoulos, M.D., Ph.D., M. Hayden, M.D.
[ABSTRACT 485] Implementation and Validation of a Biometric Solution for Remote Monitoring of Motor Symptoms in Patients with Huntington Disease in a Phase II Clinical Trial (Poster Session June 6; 1:45pm-3:15pm) S. Papapetropoulos, M.D., Ph.D., S. Fine, Ph.D., E. Cohen, B.Sc., C. Admati, B.Sc., Y. Dolan, B.Sc., I. Grachev, M.D., Ph.D., I.Grossman, Ph.D., M. Hayden, M.D.
[ABSTRACT 484] Effect of Pridopidine on Total Functional Capacity (TFC) in Huntington Disease (HD): Results of a Cohort Comparison of Open-HART and Historical Placebo
Subjects (Poster Session June 6; 1:45pm-3:15pm) A. McGarry, M.D., V. Abler, D.O., P. Auinger, M.S., I. Grachev, M.D., Ph.D., S. Gandhi, Ph.D., S. Papapetropoulos, M.D., Ph.D.

About Deutetrabenazine
Deutetrabenazine, an investigational treatment for tardive dyskinesia, is an oral, small molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is designed to regulate the levels of a specific neurotransmitter, dopamine, in the brain. Deutetrabenazine is approved in the United States for the treatment of chorea associated with Huntington’s disease.

About Pridopidine
Pridopidine is an oral, small molecule being developed for the treatment of Huntington’s disease. Pridopidine has a strong affinity for the Sigma-1-receptor, as implicated in its mechanism of action.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Statements Regarding Forward-Looking Information:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Deutetrabenazine and Pridopidine which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

• the uncertainty of commercial success of Deutetrabenazine;

• challenges inherent in product research and development, including uncertainty of clinical success and obtaining regulatory approvals of Deutetrabenazine and Pridopidine ;

• our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

• our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

• compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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